REXAM

03 MAR 25 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

03007714

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

20 March 2003

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
APR 24 2003
THOMSON FINANCIAL

dlw 4/21

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

File No 82-3

REXAM

PRESS RELEASE

Rexam appoints new non executive Director

Rexam PLC, the global consumer packaging company, is pleased to announce the appointment of Chris Clark to the Board as non executive Director with immediate effect.

Chris Clark, 61, is currently Chief Executive of Johnson Matthey plc, the FTSE100 speciality chemicals company. He also holds a non executive Directorship in FKI plc, the engineering group, and was previously a non executive Director of Trinity Holdings plc.

Mr Clark has been with Johnson Matthey since leaving Cambridge University and has held a wide variety of positions within the company. He joined the Johnson Matthey board in 1990 and became Chief Executive in 1998.

Commenting on the appointment, Jeremy Lancaster, Chairman of Rexam, said: "We are delighted that someone of Chris's calibre and experience is joining the Board of Rexam. I am confident that his proven track record will add further strength to the Board. We look forward to working with him."

20 March 2003

Enquiries
Per Erlandsson, Director Corporate Communications — 020 7227 4100

Financial Dynamics
Richard Mountain — 020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com.